UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Argos Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

040221103
(CUSIP Number)

Vasco Larcina, Lumira Capital Investment Management, 141 Adelaide St West, Suite770, Toronto, Ontario M5H 3L5, Canada
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

	LCC Legacy Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario

		7	SOLE VOTING POWER
	NUMBER
	OF		139,233
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		139,233
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,249,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON

	CO

1	NAME OF REPORTING PERSON

	Lumira Capital Investment Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	CO

1	NAME OF REPORTING PERSON

	Peter van der Velden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,249,572
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,249,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,249,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON

	IN

1	NAME OF REPORTING PERSON

	Gerald Brunk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	IN

1	NAME OF REPORTING PERSON

	Daniel Hetu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	IN

1	NAME OF REPORTING PERSON

	Benjamin Rovinski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	IN

1	NAME OF REPORTING PERSON

	Brian J. Underdown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	IN

1	NAME OF REPORTING PERSON

	Vasco Larcina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

		7	SOLE VOTING POWER
	NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		1,110,339
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			1,110,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,110,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer

This statement relates to common shares, par value $0.001 (the “Shares”), of Argos Therapeutics Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4233 Technology Drive, Durham, North Carolina 27704.

Item 2. Identity and Background

(a) This statement is filed by, and with respect to the Shares directly and/or beneficially owned by each of, LCC Legacy Holdings Inc., an Ontario corporation (“LCC”), Lumira Capital Investment Management Inc., a Canadian corporation (“LCIM”), Peter van der Velden, as a member of the Board of Directors of LCC and a member of the investment committee of LCIM, Gerald Brunk, as a member of the investment committee of LCIM, Daniel Hetu, as a member of the investment committee of LCIM, Benjamin Rovinski, as a member of the investment committee of LCIM, Brian J. Underdown, as a member of the investment committee of LCIM and Vasco Larcina, as a member of the investment committee of LCIM. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. LCC, acting as the Manager of Lumira Capital I Limited Partnership (“CI”), has voting and investment power over the securities held by CI, which is exercised by the investment committee of LCIM. Lumira Capital I (QGP) Inc., which is the general partner of Lumira Capital I Quebec Limited Partnership (“CQ”) and a wholly-owned subsidiary of LCC, has voting and investment power over the shares held by CQ; such investment and voting power is exercised based on the recommendations of the investment committee of LCIM. Voting and investment power over the securities held directly by LCC is exercised by the LCC board of directors. CI directly holds 821,016 Shares; CQ directly holds 289,323 Shares; LCC directly holds 139,233 Shares.

(b)  The address of the principal office of each of the Reporting Persons is 141 Adelaide St. West, Suite 770, Toronto, Ontario, M5H 3L5, Canada.

(c)  The principal business of each of LCC and LCIM is providing investment management services.  The principal occupation of Mr. van der Velden is serving as Managing General Partner of LCIM.  The principal occupation of each of Messrs. Brunk, Hetu, Rovinski and Underdown is serving as a Managing Director of LCIM. The principal occupation of Mr. Larcina is serving as VP Finance of LCIM.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  LCC is organized under the laws of Ontario.  LCIM is organized under the laws of Canada.  Messrs. van der Velden, Hetu, Rovinski, Underdown and Larcina are citizens of Canada. Mr. Brunk is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 139,233 Shares owned directly by LCC was approximately $1,897,438, including brokerage commissions.  The Shares owned directly by LCC were acquired with its working capital.

The aggregate purchase price of the 821,016 Shares owned directly by CI was approximately $8,453,456, including brokerage commissions.  The Shares owned directly by CI were acquired with its working capital.

The aggregate purchase price of the 289,323 Shares owned directly by CQ was approximately $2,979,023, including brokerage commissions.  The Shares owned directly by CQ were acquired with its working capital.

Item 4. Purpose of Transaction

The Shares were acquired based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may continue to take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer, the Reporting Persons’ investment and strategic alternatives available to the Issuer, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,048,958 Shares outstanding, which is the total number of Shares outstanding as of February 12, 2014.

As of the close of business on February 12, 2014, LCC beneficially owns 1,249,572 Shares, constituting approximately 6.6% of the Shares outstanding.

As of the close of business on February 12, 2014, Mr. van der Velden beneficially owns 1,249,572 Shares, constituting approximately 6.6% of the Shares outstanding.

As of the close of business on February 12, 2014, each of LCIM and Messrs. Brunk, Hetu, Rovinski, Underdown and Larcina beneficially owns 1,110,339 Shares, constituting approximately 5.8% of the Shares outstanding.

(b)  LCC has sole power to vote and dispose of the Shares directly owned by LCC. Mr. van der Velden may be deemed to share the power to vote and dispose of the Shares directly owned by LCC. Each of the Reporting Persons may be deemed to have shared power to vote and dispose of the Shares directly owned by CI and CQ.

(c)  During the past sixty days, LCC purchased 4,149 Shares, CI purchased 26,877 Shares and CQ purchased 9,471 Shares.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)  Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brian J. Underdown is a member of the Issuer’s Board of Directors. In December 2013, the Issuer granted him an option to purchase 11,000 Shares, at an exercise price of $7.32 per Share, which vests, so long as he continues to serve as a director, in equal quarterly installments over a three year period that commenced upon the effectiveness of the Issuer’s IPO registration statement on February 6, 2014. Pursuant to the Issuer’s formal non-employee director compensation policy, he would also receive, on an annual basis upon the annual meeting of stockholders, an option grant of 5,500 Shares, which would vest in equal quarterly installments over a term of one year so long he continues to serve as a director.

On February 21, 2014, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 21, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

LCC Legacy Holdings Inc.

By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

Lumira Capital Investment Management Inc.

By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

/s/ Gerald Brunk
Gerald Brunk

/s/ Daniel Hetu
Daniel Hetu

/s/ Benjamin Rovinski
Benjamin Rovinski

/s/ Peter van der Velden
Peter van der Velden

/s/ Brian J. Underdown
Brian J. Underdown

/s/ Vasco Larcina
Vasco Larcina